SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                                Interliant, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    458742103

                                 (CUSIP Number)

                      Jim Pluntze, Chief Financial Officer
                                 NaviSite, Inc.
                400 Minuteman Road, Andover, Massachusetts 01810
                                 (978) 682-8300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2003

             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.


                         (Continued on following pages)

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CUSIP NO. 458742103                                              Page 2 of 7
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1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         NaviSite, Inc.
         I.R.S. Identification No.: 52-2137343
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                        (a)  [X]
                                        (b)  [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                  ?
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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     NUMBER OF SHARES        7. SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   36,357,950
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             -------- -----------------------------------------

                             8. SHARED VOTING POWER
                                                 0
                             -------- -----------------------------------------
                             -------- -----------------------------------------

                             9. SOLE DISPOSITIVE POWER
                                             36,357,950
                             -------- -----------------------------------------
                             -------- -----------------------------------------

                             10.SHARED DISPOSITIVE POWER
                                             0
---------------------------- -------- -----------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           36,357,950

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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            38.7%

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14.        TYPE OF REPORTING PERSON

           CO
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                         Amendment No. 1 to Schedule 13D


       The Reporting Person hereby amends Item 2 and Item 4 of its Schedule 13D dated October 30, 2002 relating to the common stock, par value $0.01 per share (the "Common Stock"), of Interliant, Inc., a Delaware corporation (the "Issuer") as set forth below. There has been no change in the aggregate amount of Common Stock of the Issuer beneficially owned by the Reporting Person.

ITEM 2.         Identity and Background.

     Item 2 is hereby amended by attaching a new Schedule A to this Amendment No. 1 to Schedule 13D.

ITEM 4.         Purpose of Transactions.

         Item 4 is amended to read as follows:

         The Interliant Notes were acquired by NaviSite for purposes of investment. In anticipation of the liquidation of the Issuer pursuant to a bankruptcy plan of liquidation, the Reporting Person has determined to assign a portion of the anticipated proceeds to be distributed on the Interliant Notes in connection with a purchase of certain assets of the Issuer, as described below. Prior to the closing on such purchase, Reporting Person assigned the claims underlying the Interliant Notes to a wholly-owned subsidiary of the Reporting Person (the "Subsidiary") in order to facilitate the purchase. Upon the effective date of Issuer's plan of liquidation, the Interliant Notes will cease to be convertible into Common Stock of the Issuer.

         On May 15, 2003, the United States Bankruptcy Court Southern District of New York entered an order approving the sale of substantially all of the assets of the managed infrastructure solutions encompassing messaging and collaboration, managed hosting, bundled-in managed security, and integrated and related professional services in the United States and in Europe of the Issuer (the "Assets") to the Subsidiary pursuant to, inter alia, sections 105, 363, 365 and 1146(c) of title 11 of the United States Code in accordance with the terms of the Reporting Person's successful bid at the auction held on the 8th and 9th of May, 2003. On May 16, 2003, the Reporting Person closed on the purchase of the Assets, except the accounts receivable. The purchase price for the Assets consisted of the following (i) $5,831,000 in cash, subject to certain adjustments based upon Issuer's adjusted net worth at closing, (ii) $624,000 in the form of a credit of future initial distributions to be paid on the Subsidiary's underlying claim pursuant to the Interliant Notes, (iii) assumption of up to approximately $5,766,000 in liabilities, and (iv) a Short Term Note in the principal amount of $550,000, secured by Subsidiary's underlying claim pursuant to the Interliant Notes. In June 2003, the Reporting Person closed on the purchase of the accounts receivable in exchange for the payment of the remaining cash portion of the purchase price.


ITEM 7.  Material to be Filed as Exhibits.

Exhibit A:        Press Release dated May 14, 2003.

Exhibit B:        Press Release dated May 20, 2003.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         Dated:  July 2, 2003

                         NAVISITE, INC.


                         By:  /s/ JIM PLUNTZE
                            ---------------------------------------------------
                              Jim Pluntze
                              Chief Financial Officer

                                   SCHEDULE A

Directors and Executive Officers of NaviSite, Inc.

         The following table sets forth the name, business address and present principal occupation and employment of each director and executive officer of NaviSite. Except as otherwise stated, each person is a United States citizen whose business address is NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

--------------------------- --------------------------------------------------

Arthur Becker               President, Chief Executive Officer and
                                Director of NaviSite
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Jim Pluntze                 Chief Financial Officer
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Richard M. DeWaele          Secretary and Vice President, General Counsel
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Andrew Ruhan
(United Kingdom)           Chairman of the Board of NaviSite
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Gabriel Ruhan
(United Kingdom)           Chief Operating Officer and Director of NaviSite
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Lawrence Schwartz           Director of NaviSite
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Jim Dennedy                 Director of NaviSite
--------------------------- --------------------------------------------------
--------------------------- --------------------------------------------------

Ken MacAlpine               Director of NaviSite
--------------------------- --------------------------------------------------

Controlling Person

--------------------------- --------------------------------------------------

ClearBlue Technologies, Inc.
Full-service provider of hosting, management, security, application and Web development for mid-sized to large enterprises and government agencies, 55 Francisco Street, Suite 100, San Francisco, CA 94133
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Directors and Executive Officers of ClearBlue Technologies, Inc.

The following table sets forth the name, business address and present principal occupation and employment of each director and executive officer of ClearBlue Technologies, Inc. Except as otherwise stated, each person is a United States citizen whose business address is 55 Francisco Street, Suite 100, San Francisco, California 94133.

---------------------------------------- --------------------------------------
Gabriel Ruhan
(United Kingdom)                        Chief Financial Officer, Treasurer,
                                        Secretary and Director
---------------------------------------- --------------------------------------
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Andrew Ruhan (United Kingdom)            Chief Executive Officer, President
                                         and Director
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Arthur Becker                            Vice President and Director

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                                    EXHIBIT A



NaviSite Wins Bid to Acquire Assets of Interliant, Inc.

Continues to demonstrate leadership in managed services arena

     Andover, Mass. - May 14, 2003 - NaviSite, Inc. (Nasdaq: NAVI), a leading provider of Application and Infrastructure Management Services, today announced it was the prevailing bidder at the bankruptcy auction to acquire the assets and certain liabilities of Interliant, Inc. (OTCBB: INIT.OB), a managed infrastructure solutions provider headquartered in Purchase, New York. Interliant specializes in managing corporate email, messaging and collaboration applications, and IT infrastructure for more than 300 customers.

Under the terms approved by the bankruptcy court yesterday, NaviSite will acquire the assets and assume certain liabilities of Interliant, totaling approximately $6.2 million dollars, through a NaviSite wholly-owned subsidiary. As consideration, NaviSite will pay approximately $7.0 million dollars in cash, credits and short term notes, subject to a purchase price adjustment based on Interliant's net worth calculated at closing. The transaction is subject to a Sale Order being entered by the bankruptcy court and the closing taking place by this Friday, May 16, 2003.

"The acquisition of the Interliant business is another important step in the growth of NaviSite as a leader in the managed application and infrastructure services industry," said Arthur Becker, CEO of NaviSite. "The earnings accretive nature of this transaction reflects NaviSite's commitment to profitability and is a strong measure of our financial health."

Founded in 1997, Interliant offers a broad range of managed messaging, email migration, and collaborative application development services built on industry-leading platforms such as Lotus Notes and Microsoft Exchange. Interliant also operates data centers in the United States and London where their hosting platforms and best-in-class technology support a global customer base.

"Interliant's experience, service offerings, and strong customer base in the messaging arena are an ideal fit to enhance NaviSite's services portfolio," said Gabriel Ruhan, COO for NaviSite. "This move will also allow NaviSite to leverage investments it has made in data center and infrastructure assets as well."

In the last several months, NaviSite has also announced the acquisition of three additional companies: ClearBlue Technologies Management, Inc. in late December; Avasta, Inc., in early February; and, most recently, the acquisition of Conxion Corp, in April.


About Interliant
Interliant, Inc. (OTCBB: INIT.OB) is a provider of managed infrastructure solutions, encompassing messaging, security, and hosting plus an integrated set of professional services that differentiate and add customer value to these core solutions. The company makes it easier and more cost-effective for its customers to acquire, maintain, and manage their IT infrastructure via selective outsourcing. Headquartered in Purchase, New York, Interliant has forged strategic alliances and partnerships with the world's leading software, networking and hardware manufacturers, including Check Point Software Technologies Inc., IBM and Lotus Development Corp., Microsoft, and Sun Microsystems Inc.

On August 5, 2002, Interliant filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. For more information about Interliant, visit www.interliant.com.

About NaviSite, Inc.
Founded in 1997, NaviSite, Inc, (NASDAQ: NAVI) is a leading provider of application and infrastructure management services. Selling to more than 500 customers consisting of mid-market enterprises, divisions of large multinational companies, and government agencies, NaviSite offers two distinct product lines:
A-Services, an advanced portfolio of application management, development, and hosting services; and I-Services, a set of infrastructure services consisting of colocation hosting, bandwidth, and content and software delivery. Headquartered in Andover, MA, NaviSite has offices in Silicon Valley, Virginia and New York and also owns or operates 13 data centers throughout the US. For more information, please visit www.NaviSite.com or call 888-298-8222 (East Coast) or 888-755-5525 (West Coast). NaviSite is headquartered at 400 Minuteman Road, Andover, MA 01810, USA.

# # #
This release contains forward-looking statements that address a variety of subjects, including, for example, NaviSite's plans for the combined operations of NaviSite and Interliant, including cost savings, cost synergies, restructuring plans and efficiency gains, as well as expectations relating to revenues and profitability. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward- looking statements: NaviSite's acquisition of the Interliant business may not produce expected cost savings, operational efficiencies or revenues; NaviSite's products, technologies and resources may not successfully interoperate with the technology, resources and/or applications of third parties; further slow down in general economic conditions; the loss of customers due to the shutdown of their businesses; decreased or delayed purchase patterns of prospective or current customers or loss of current customers and market consolidation; the decreased renewal rate of our customers; increased competition and technological changes in the markets in which NaviSite competes; the effects of any combination involving ClearBlue Technologies, Inc. and affiliated entities; the effects of any future acquisitions of businesses or technologies; changes in the uses of the Internet; and possible failure of systems or internal infrastructure. For a detailed discussion of these and other cautionary statements, please refer to the filings made by NaviSite with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-K of NaviSite and the most recent Quarterly Report on Form 10-Q of NaviSite.

     Interliant is a trademark of Interliant, Inc., in the United States, other countries, or both.

                                    EXHIBIT B


NaviSite Completes Acquisition of Interliant, Inc. Assets.

NaviSite Closes on Sale Order by Bankruptcy Court

     Andover, Mass. - May 20, 2003 - NaviSite, Inc. (Nasdaq: NAVI), a leading provider of Application and Infrastructure Management Services, today announced it has completed the acquisition of the assets and certain liabilities of Interliant, Inc. (OTCBB: INIT.OB). As announced on May 14, 2003, NaviSite was the successful bidder at the bankruptcy auction to acquire Interliant's assets. Interliant, a managed infrastructure solutions provider headquartered in Purchase, New York, specializes in managing corporate email, messaging and collaboration applications, and IT infrastructure for more than 300 customers.

Under the terms approved by the bankruptcy court, NaviSite has acquired the assets and assumed certain liabilities of Interliant, totaling approximately $5.7 million dollars, through a NaviSite wholly owned subsidiary. This amount was based on net worth adjustments to the initial $6.2 million as described in NaviSite's press release from May 14, 2003. As consideration, NaviSite has paid approximately $7.0 million dollars in cash, credits and short term notes, according to a purchase price adjustment based on Interliant's net worth calculated at closing.

"Interliant's messaging application offerings will add a compelling component to NaviSite's enterprise product portfolio," said Arthur Becker, CEO of NaviSite. "We are excited about the potential that Interliant's expertise and services can offer to our existing customers, as well as the benefits that our capabilities can provide to the Interliant customer base."

In the last several months, NaviSite has also announced the acquisition of three additional companies: ClearBlue Technologies Management, Inc. in late December; Avasta, Inc., in early February; and, most recently, the acquisition of Conxion Corp, in April.


About Interliant.
Interliant, Inc. (OTCBB: INIT.OB) is a provider of managed infrastructure solutions, encompassing messaging, security, and hosting plus an integrated set of professional services that differentiate and add customer value to these core solutions. The company makes it easier and more cost-effective for its customers to acquire, maintain, and manage their IT infrastructure via selective outsourcing. Headquartered in Purchase, New York, Interliant has forged strategic alliances and partnerships with the world's leading software, networking and hardware manufacturers, including Check Point Software Technologies Inc., IBM and Lotus Development Corp., Microsoft, and Sun Microsystems Inc.

On August 5, 2002, Interliant filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. For more information about Interliant, visit www.interliant.com.

About NaviSite, Inc.
Founded in 1997, NaviSite, Inc, (NASDAQ: NAVI) is a leading provider of application and infrastructure management services. Selling to more than 500 customers consisting of mid-market enterprises, divisions of large multinational companies, and government agencies, NaviSite offers two distinct product lines:
A-Services, an advanced portfolio of application management, development, and hosting services; and I-Services, a set of infrastructure services consisting of colocation hosting, bandwidth, and content and software delivery. Headquartered in Andover, MA, NaviSite has offices in Silicon Valley, Virginia and New York and also owns or operates 13 data centers throughout the US. For more information, please visit www.NaviSite.com or call 888-298-8222 (East Coast) or 888-755-5525 (West Coast). NaviSite is headquartered at 400 Minuteman Road, Andover, MA 01810, USA.

                                     # # #

This release contains forward-looking statements that address a variety of subjects, including, for example, NaviSite's plans for the combined operations of NaviSite and Interliant, including cost savings, cost synergies, restructuring plans and efficiency gains, as well as expectations relating to revenues and profitability. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward- looking statements: NaviSite's acquisition of the Interliant business may not produce expected cost savings, operational efficiencies or revenues; NaviSite's products, technologies and resources may not successfully interoperate with the technology, resources and/or applications of third parties; further slow down in general economic conditions; the loss of customers due to the shutdown of their businesses; decreased or delayed purchase patterns of prospective or current customers or loss of current customers and market consolidation; the decreased renewal rate of our customers; increased competition and technological changes in the markets in which NaviSite competes; the effects of any combination involving ClearBlue Technologies, Inc. and affiliated entities; the effects of any future acquisitions of businesses or technologies; changes in the uses of the Internet; and possible failure of systems or internal infrastructure. For a detailed discussion of these and other cautionary statements, please refer to the filings made by NaviSite with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-K of NaviSite and the most recent Quarterly Report on Form 10-Q of NaviSite.

     Interliant is a trademark of Interliant, Inc., in the United States, other countries, or both.